UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Clovis Oncology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

189464 10 0

(CUSIP Number)

PAUL H. KLINGENSTEIN

ABERDARE VENTURES

ONE EMBARCADERO CENTER, SUITE 4000

SAN FRANCISCO, CALIFORNIA 94111

TELEPHONE: (415) 392-7442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 189464 10 0

1.	Name of Reporting Persons Aberdare Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 651,833 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 651,833 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 651,833 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Aberdare Ventures IV, L.P. (“Aberdare Ventures IV”), Aberdare Partners IV, L.P. (“Aberdare Partners IV”) and Aberdare GP IV, L.L.C. (“Aberdare GP IV,” together with Aberdare Ventures IV and Aberdare Partners IV, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 639,078 shares of Common Stock held by Aberdare Ventures IV and (ii) 12,755 shares of Common Stock held by Aberdare Partners IV. Klingenstein serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV. Aberdare GP IV holds no securities of the Issuer directly. Klingenstein has voting and investment control over the shares held by Aberdare Ventures IV and Aberdare Partners IV, and may be deemed to own beneficially the shares held by Aberdare Ventures IV and Aberdare Partners IV.
(3)	This percentage is calculated based upon 30,038,053 shares of the Issuer’s Common Stock (as of June 17, 2013) outstanding as set forth in the Issuer’s final prospectuses dated June 11, 2013, filed with the Securities and Exchange Commission on June 12, 2013, after giving effect to the underwriters’ exercise in full of their over-allotment option in connection with the offering contemplated by the prospectuses, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 17, 2013.

13D

CUSIP No. 189464 10 0

1.	Name of Reporting Persons Aberdare Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 651,833 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 651,833 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 651,833 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 639,078 shares of Common Stock held by Aberdare Ventures IV and (ii) 12,755 shares of Common Stock held by Aberdare Partners IV. Klingenstein serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV. Aberdare GP IV holds no securities of the Issuer directly. Klingenstein has voting and investment control over the shares held by Aberdare Ventures IV and Aberdare Partners IV, and may be deemed to own beneficially the shares held by Aberdare Ventures IV and Aberdare Partners IV.
(3)	This percentage is calculated based upon 30,038,053 shares of the Issuer’s Common Stock (as of June 17, 2013) outstanding as set forth in the Issuer’s final prospectuses dated June 11, 2013, filed with the Securities and Exchange Commission on June 12, 2013, after giving effect to the underwriters’ exercise in full of their over-allotment option in connection with the offering contemplated by the prospectuses, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 17, 2013.

13D

CUSIP No. 189464 10 0

1.	Name of Reporting Persons Aberdare GP IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 651,833 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 651,833 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 651,833 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 639,078 shares of Common Stock held by Aberdare Ventures IV and (ii) 12,755 shares of Common Stock held by Aberdare Partners IV. Klingenstein serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV. Aberdare GP IV holds no securities of the Issuer directly. Klingenstein has voting and investment control over the shares held by Aberdare Ventures IV and Aberdare Partners IV, and may be deemed to own beneficially the shares held by Aberdare Ventures IV and Aberdare Partners IV.
(3)	This percentage is calculated based upon 30,038,053 shares of the Issuer’s Common Stock (as of June 17, 2013) outstanding as set forth in the Issuer’s final prospectuses dated June 11, 2013, filed with the Securities and Exchange Commission on June 12, 2013, after giving effect to the underwriters’ exercise in full of their over-allotment option in connection with the offering contemplated by the prospectuses, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 17, 2013.

13D

CUSIP No. 189464 10 0

1.	Name of Reporting Persons Paul H. Klingenstein
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 78,636 shares of Common Stock
	8.	Shared Voting Power 651,833 shares of Common Stock (2)
	9.	Sole Dispositive Power 78,636 shares of Common Stock
	10.	Shared Dispositive Power 651,833 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,469 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.4% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 639,078 shares of Common Stock held by Aberdare Ventures IV and (ii) 12,755 shares of Common Stock held by Aberdare Partners IV. Klingenstein serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV. Aberdare GP IV holds no securities of the Issuer directly. Klingenstein has voting and investment control over the shares held by Aberdare Ventures IV and Aberdare Partners IV, and may be deemed to own beneficially the shares held by Aberdare Ventures IV and Aberdare Partners IV.
(3)	This percentage is calculated based upon 30,038,053 shares of the Issuer’s Common Stock (as of June 17, 2013) outstanding as set forth in the Issuer’s final prospectuses dated June 11, 2013, filed with the Securities and Exchange Commission on June 12, 2013, after giving effect to the underwriters’ exercise in full of their over-allotment option in connection with the offering contemplated by the prospectuses, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 17, 2013.

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends and restates the Schedule 13D filed with the Securities and Exchange Commission on April 4, 2012 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Clovis Oncology, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report the distribution of shares of Common Stock of the Issuer on June 21, 2013. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Item 3 below.

Items 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On June 21, 2013, the Reporting Persons distributed in kind an aggregate of 651,832 shares of Common Stock held by the Reporting Persons on a pro rata basis to their respective partners and members.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)
Aberdare Ventures IV	639,078	0	651,833	0	651,833	651,833	2.2%
Aberdare Partners IV	12,755	0	651,833	0	651,833	651,833	2.2%
Aberdare GP IV (1)	0	0	651,833	0	651,833	651,833	2.2%
Klingenstein (1)	0	78,636	730,469	78,636	730,469	730,469	2.4%

(1)	Klingenstein serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV. Aberdare GP IV holds no securities of the Issuer directly. Klingenstein has voting and investment control over the shares held by Aberdare Ventures IV and Aberdare Partners IV, and may be deemed to own beneficially the shares held by Aberdare Ventures IV and Aberdare Partners IV.
(2)	This percentage is calculated based upon 30,038,053 shares of the Issuer’s Common Stock (as of June 17, 2013) outstanding as set forth in the Issuer’s final prospectuses dated June 11, 2013, filed with the Securities and Exchange Commission on June 12, 2013, after giving effect to the underwriters’ exercise in full of their over-allotment option in connection with the offering contemplated by the prospectuses, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 17, 2013.

(c) On June 21, 2013, the Reporting Persons distributed in kind the following shares of Common Stock on a pro rata basis to their respective partners and members:

Reporting Persons	Number of Shares Distributed
Aberdare Ventures IV	639,078
Aberdare Partners IV	12,754

By virtue of the foregoing distributions, Klingenstein received an aggregate of 33,465 shares of Common Stock.

(d) Not applicable.

(e) As of June 17, 2013, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 7.	Material to Be Filed as Exhibits

A. Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2013

ABERDARE VENTURES IV, L.P. By its General Partner, Aberdare GP IV, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE PARTNERS IV, L.P. By its General Partner, Aberdare GP IV, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE GP IV, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

/s/ Paul H. Klingenstein
Paul H. Klingenstein

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Managers:

Paul H. Klingenstein

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

United States of America

John H. Odden

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

United States of America

Darren Hite

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

United States of America

Sami Hamadé

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

United States of America

Dr. Mohit Kaushal

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

British citizen, permanent United States resident

EXHIBIT INDEX

A. Agreement regarding filing of joint Schedule 13D.